
05006131


EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

21st February, 2005.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st February 2005 confirming that, as at 15th February 2005, Barclays PLC had decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/12

Company Announcements Office,
London Stock Exchange.

21st February, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 16th February 2005 and received by post after the close of business on 18th February 2005, that, as at 15th February 2005, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary